John A Gacinski CPA

ANCIENT OF DAYS ADVISORS INC.

To the shareholders of Phone2 Inc.

I have reviewed the accompanying Statement of Financial Position of Phone2 Inc. as of July 31, 2022, and the related Statements of Income, Stockholders' Equity and Cash Flows for the period from April 13, 2022 (inception) to July 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

We are required to be independent of Phone2 Inc. and to meet other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

John A Gacinski CPA

Roslyn, NY
August 14, 2022

37 PEPPERMILL ROAD, ROSLYN NY 11576
631-813-0772
JAG@GACINSKI.COM/GACINSKI.COM

Phone 2 Inc.
Financial Statements For the Period
April 13, 2022 (inception) to July 31, 2022

Phone2 Inc.
Statement of Financial Position
July 31, 2022

Assets:

Current Assets

Cash:

Cash - checking accounts	$	592
Total Current Assets		592
Total Assets	$	592

Liabilities and Stockholders' Equity:

Liabilities	-
Stockholders' Equity	
Common shares issued (10,500,000 common shares and 1,000,000 preferred shares)	125
Additional paid in capital	17,465
Retained earnings	(16,998)
Stockholders' Equity	592
Total Liabilities and Stockholders' Equity	$ 592

See Independent Accountant's Review Report and the Notes to these Financial Statements


Phone2 Inc.
Statement of Income
For the period April 13, 2022 (inception) to July 31, 2022


Income:

Sales	$	651

Expenses:

Research & development costs	16,908
Professional fees	600
Office & other expenses	343
Total Expenses	17,851

Net loss from Operations	$	(17,200)

Other income:

Interest income	202

Net loss	$	(16,998)


See Independent Accountant's Review Report and the Notes to these Financial Statements


Phone2 Inc.
Statement of Shareholders' Equity
July 31, 2022

	Shares Issuance	Additional Paid in Capital	Retained Earnings	Total
Common stock issuance	$ 125	$ -	$ -	$ 125
Additional paid in capital		17,465		17,465
Net loss for the period April 13, 2022 (inception) to July 31, 2022			(16,998)	(16,998)
Balance as of July 31, 2022	$ 125	$ 17,465	$ (16,998)	$ 592


Phone2 Inc.

Statement of Cash Flows

For the Period April 13, 2022 (inception) to July 31, 2022


Cash produced by Operation:

Net loss for the period	$ (16,998)

Cash produced by financing activities:

Capital contributed by stockholders	17,590
Net increase in cash	592
Cash on July 31, 2022	$ 592

Phone2 Inc.
Notes to Financial Statements
For the period from April 13, 2022 (inception) to July 31, 2022

1) Nature of Organization

Phone2 Inc. ("The Company") is a corporation formed in Delaware on April 13, 2022. The Company provides cloud telephone business, enabling clients to send and receive calls as a team with a shared number.

2) Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation's of the Company's management who are responsible for their integrity and objectivity.

Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

3) Trademark

The value of the Company's trademark is not reflected in these financial statements. The Company estimates that the value of the trademark as of July 31, 2022 is $50,000.

4) Subsequent events

There were no events occurring after the date of these financial statements which warrant disclosure.